ModusLink Global Solutions, Inc.

1601 Trapelo Road, Suite 170

Waltham, Massachusetts 02451

February 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc.

Form 10-K for Fiscal Year Ended July 31, 2013

Filed October 15, 2013

Definitive Proxy Statement on Schedule 14A

Filed October 29, 2013

File No. 1-35319

Ladies and Gentlemen:

On behalf of ModusLink Global Solutions, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission, as set forth in your letter dated January 27, 2014 to Mr. John J. Boucher, the Company’s President and Chief Executive Officer. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2013 and the Company’s Definitive Proxy Statement on Schedule 14A, respectively.

The Company acknowledges that it will comply, as applicable, with the Staff’s comments to the Company’s (i) Form 10-K for fiscal year ended July 31, 2013 filed October 15, 2013 and (ii) Definitive Proxy Statement on Schedule 14A filed October 29, 2013 in future filings.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended July 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

General

Comment 1. We note that you conduct significant operations in foreign jurisdictions and that your foreign operating segments accounted for 60% of revenue during the last fiscal year. Please tell us your consideration of providing disclosures to enable investors to assess the impact of foreign exchange rates. For example, we believe you should describe any material effects of changes in currency exchange rates on reported revenues and costs as well as business practices and plans. Please note that this comment is also applicable to periodic filings on Form 10-Q.

Response: For our fiscal year ended July 31, 2013, the changes in foreign exchange rates had an unfavorable impact on revenue of 0.3% or $2.0 million, a favorable impact on the cost of revenue of 0.5% or $3.1 million and a favorable impact on gross profit of 1.5% or $1.1 million as compared to the prior year. As such, the Company did not deem disclosure of the impact of changes in foreign exchange rates material to investors. In future filings, including periodic filings on Form 10-Q, the Company will disclose, to the extent material, effects of changes in currency exchange rates on reported revenues and costs as well as business practices and plans.

Liquidity and Capital Resource, page 30

Comment 2. We note that your primary sources of liquidity consist of cash and cash equivalents. Please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. separately for jurisdictions subject to and not subject to permanent reinvestment and the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960. Please note that this comment is also applicable to periodic filings on Form 10-Q.

Response: As of July 31, 2013, the Company had approximately $33.8 million of cash and cash equivalents held outside of the U.S. Of this amount, approximately $11.3 million is considered to be permanently reinvested due to certain restrictions under local laws and $22.5 million is not subject to permanent reinvestment. Due to the Company’s U.S. net operating losses there is no adverse U.S. tax impact of repatriating the undistributed earnings of foreign subsidiaries that are considered not subject to permanent reinvestment. Foreign withholding taxes would range from 0% to 10% on any repatriated funds. In future filings, including periodic filings on Form 10-Q, the Company will disclose the amount of cash and cash equivalents that are currently held outside of the U.S. separately for jurisdictions subject to and not subject to permanent reinvestment and of the impact of repatriating undistributed earnings.

Critical Accounting Policies, page 32

Share-based Compensation Expense, page 33

Comment 3. We note your disclosure that any change in the assumptions used in your option-pricing model to determine the fair value of stock options on the date of grant may materially affect the estimated fair value of the share-based award. Please tell us your consideration of providing a sensitivity analysis based on other outcomes that are reasonably likely to occur if reasonably likely changes in such inputs and assumptions used would have a material effect on your results of operations.

Response: The Company has reviewed the data used to support the assumptions in its option pricing model. The most sensitive variables include stock price volatility and the expected term (in years) of the Company’s options. The Company bases these assumptions on extensive historical data compiled on both our share price and on exercise patterns of our options. While significant changes in these assumptions could, in theory, materially impact the estimated fair value of the share awards, the Company does not believe it is likely that the assumptions will change significantly, within a short enough period of time, to cause such an impact. As such, the Company believes that the statement “any changes in these assumptions may materially affect the estimated fair value of the share-based award should be revised to say that “any significant changes in these assumptions may materially affect the estimated fair value of the share-based award.”

Accounting for Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 34

Comment 4. Please tell us whether your e-Business reporting unit is at risk of failing step one of the goodwill impairment test and if so please tell us your consideration of providing the following disclosures:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If the e-Business reporting unit is not at risk of failing step one of the impairment test, please consider disclosing that the fair value of the reporting unit is substantially in excess of the carrying value as of the date of the last impairment test.

Response: The Company tests goodwill for impairment annually or if a triggering event occurs. As of July 31, 2013, the Company had goodwill of $3.1 million allocated to the e-Business reporting unit. The Company performed the annual impairment test as of July 31, 2013 and concluded that there was no impairment to goodwill. Utilizing the income approach, the Company determined the fair value of the e-Business reporting unit to be $23.6 million. The book value of the e-Business reporting unit was $15.6 million as of July 31, 2013. As the fair value of the reporting unit significantly exceeded its book value, the e-Business unit passed step one of the goodwill impairment test.

As disclosed in the Company’s mostly recently filed Form 10-Q, during the first quarter of fiscal year 2014, the operating income of the All Other reporting segment (which primarily represents the e-Business operating unit) increased as compared to the same quarter in the prior year. As such, the Company does not currently believe that the e-Business reporting unit is at risk of failing step one of the goodwill impairment test. Going forward, as appropriate, the Company will consider disclosing in its filings the margin by which the fair value of the reporting unit is in excess of its carrying value as of the date of the last impairment test.

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Statement of Operations, page 40

Comment 5. We note that the procurement and re-sale of materials on behalf of clients account for a material amount of your net revenue. Please tell us whether gross profit reflects any gross profit or loss related to the re-sale of materials. If so, we believe that disclosure of net revenues from the re-sale of materials and related cost of sales separately from service revenues and related cost of services would be meaningful to investors even though you do not design, develop, market or sell materials on your own behalf as described in your response to comment 12 in our letter dated April 14, 2009. As such, we believe you should comply with the disclosure requirements of paragraphs 1 and 2 of Rule 5-03(b) of Regulation S-X.

Response: In the Results of Operations discussion for the fiscal year 2013 compared to fiscal year 2012, the Company disclosed that “approximately $452.8 million of the net revenue for the fiscal year ended July 31, 2013 related to the procurement and re-sale of materials on behalf of its clients as compared to approximately $442.4 million for the fiscal year ended July 31, 2012.” In future filings, the Company will clarify that these figures represent the cost of the materials procured by the Company and not the net revenue of the resale of the materials. The Company does not track the discrete revenue or gross profits or loss attributable to the materials component of the Company’s service offerings.

Although there is a materials component to the Company’s service offerings, the Company’s business is providing integrated and customized Supply Chain management services to its clients. These services span activities performed by the Company from material planning, procurement, receiving and inventory management, kitting and assembly, storage, fulfillment, reporting and account management. The clients control the sourcing and pricing of approximately 80% of the materials procured by the Company on the client’s behalf. The remaining 20% of the material sourced by the Company consists generally of ancillary items such as packaging, labelling, media and printed materials. Since the Company is responsible for the acquisition, receiving and storage of all of these materials, the Company bears the associated inventory risk. The Company integrates these materials items along with other higher value materials that are sourced directly by its clients and received by the Company on a consignment basis as part of its overall supply chain solution. These consigned materials are not recognized as inventory, cost of revenue or revenue in the Company’s financial statements.

As the Company considers the value to clients to be the entirety of the service offerings provided, the Company does not believe it is meaningful to disclose to investors the discrete revenue or gross profits or loss attributable to the resale of material. Accordingly, the Company believes it is in compliance with Rule 5-03(b) of Regulation S-X because the transfer of these materials to the Company’s clients is intrinsic to the Company’s service offerings.

Comment 6. Please tell us why you classify equity in losses of affiliates in a manner different than as set forth in paragraph 12 of Rule 5-03(b) of Regulation S-X.

Response: “Affiliates” represent primarily portfolio companies in which the Company has a minority ownership position through our venture capital investments in early stage companies. These investments, which currently, are not the principal business of the Company, have been accounted for under either the cost method or equity method of accounting, as applicable to each individual investment. Historically, the Company believed that equity in losses of affiliates and impairments of these investments was better represented as other income (expense). Nevertheless, the Company agrees that it would be more appropriate to classify equity in losses of affiliates in the manner set out in paragraph 12 of Rule 5-03(b) of Regulation S-X and will do so in future filings.

Consolidated Statement of Cash Flows, page 43

Comment 7. We note your presentation of restricted cash in cash flows from investing activities of continuing operations. Please tell us your consideration of separately presenting the amount of cash restricted as to withdrawal or usage in the consolidated balance sheet and describing the provisions of the restrictions in the notes to the consolidated financial statements. Please refer to paragraph 1 of Rule 5-02 of Regulation S-X.

Response: The change in restricted cash of $691,000 presented in the Company’s consolidated statement of cash flows for the year ended July 31, 2013 represents the entire amount of restricted cash of the Company as of that date. This restricted cash is comprised of deposits held as compensating balances against short-term borrowing arrangements. As the restricted cash balance at July 31, 2013 represented 0.2% of total assets, in accordance with paragraph 17 of Rule 5-02 of Regulation S-X, the Company concluded that it was not necessary to separately present the amount of cash restricted on the balance sheet or to describe the provisions of the restrictions in the notes to the consolidated financial statements. The Company will continue to monitor the amount of restricted cash, and will consider presenting it separately in both its consolidated balance sheet and statement of cash flows if it exceeds the five percent threshold in the future.

Notes to Consolidated Financial Statements, 44

(2) Summary of Significant Accounting Policies, page 44

Comment 8. Please revise your summary of significant accounting policies to describe your basis of accounting for trade receivables. Please refer to ASC 310-10-50-2.

Response: The Company proposes to add the following disclosure to the significant accounting policies in future filings:

Accounts Receivable

The Company’s unsecured accounts receivable are stated at original invoice amount less an estimate made for doubtful receivables based on a monthly review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering each customer’s financial condition, credit history and current economic conditions. The Company writes off accounts receivable when management deems them uncollectible and records recoveries of accounts receivable previously written off when received. When accounts receivable are considered past due, the Company generally does not charge interest on past due balances.

(4) Segment Information, page 50

Comment 9. Please tell us your consideration of disclosing revenues from external customers for each group of services (i.e. material planning and factory supply, value-added warehousing and distribution, and aftermarket services). Please refer to ASC 280-10-50-40.

Material planning, factory supply, value added warehousing and distribution comprise the Company’s “supply chain services”. In addition, the Company offers “aftermarket services” which includes product returns management and product recovery and repair services. Finally it offers “e-Business services” which include e-commerce solutions, contact centers and entitlement management. In accordance with ASC 280-10-50-40, the Company will, in future filings disclose revenues from external customers for each of the supply chain, the aftermarket and the e-business group of services.

(5) Discontinued Operations and Divestitures, page 52

Comment 10. Please tell us why the termination of the lease obligation associated with a previously vacated facility qualifies for reporting as discontinued operations. In particular, please tell us why the lease meets the definition of a component of an entity. Please refer to ASC 205-20-45-1.

Response: The lease obligation settlement which occurred in July 2013, and which was included in discontinued operations for that year, related to a business that was disposed of in the Company’s fiscal year ended July 31, 2006. In that year, the Company sold a marketing distribution services (“MDS”) business run by its wholly-owned subsidiary SalesLink LLC to an unrelated third party. Based on the guidance in ASC 205-20-45, the Company determined that the MDS business met the definition of a component of an entity because it had cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(17) Defined Benefit Pension Plans, page 66

Comment 11. Please tell us your consideration of disclosing the net gain or loss recognized in other comprehensive income and reclassification adjustments of other comprehensive income as those amounts are recognized as components of net periodic benefit costs. Please refer to ASC 715-20-50-1i.

Response: The response to this comment is included below with our response to Comment 12.

(18) Other Comprehensive Income, page 69

Comment 12. Please tell us your consideration of presenting reclassification adjustments and the effect of those adjustments on net loss and other comprehensive income. Please refer to ASC 220-10-45-17.

Response to Comments 11 & 12: The amounts in accumulated other comprehensive income on page 69, set out as pension adjustments, are amounts that have not yet been recognized as components of net periodic benefit costs and primarily represent net losses. The Company recognizes that under ASC 715-20-50-1, it is required to show separately the net gain or loss, net prior service cost or credit and net transition asset or obligation. In the future, the Company will properly label and separately show these items. There were no material reclassification adjustments of other comprehensive income for the period.

Item 9A. Controls and Procedures, page 71

Comment 13. Please tell us whether you applied the 1992 COSO Framework or the Updated Framework. In addition, since either framework is acceptable until December 15, 2014, the date COSO will consider the 1992 Framework superseded by the Updated Framework, please disclose the framework applied.

Response: The Company applied the 1992 COSO Framework for its fiscal year ended July 31, 2013. The Company will note in future filings which Framework was applied.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Employment Arrangements for Named Executive Officers, page 28

Comment 14. We note your disclosure that John J. Boucher is eligible for an annual cash bonus, with a target bonus equal to 100% of his base salary, pursuant to the terms of his offer letter. Please disclose the criteria you considered when determining the percentage of such target bonus to be paid to Mr. Boucher, and clarify whether the prorated amount awarded to Mr. Boucher was based upon achievement of the 100% of base salary target. In future filings, if you use performance targets to determine payouts or awards, please disclose both the targets and your performance with respect to the targets. If the targets are quantified (i.e., a particular value is target – e.g., $100 million), then your disclosure of the targets and actual results should be quantified. Please refer to Item 402(b) of Regulation S-K.

Response: The Company hired Mr. Boucher in January 2013 following a search by a national executive recruitment firm. The Compensation Committee engaged Pearl Meyer and Partners (“PM&P”) to assist in constructing a compensation package that was competitive in the marketplace. PM&P used its internal survey data to help frame the compensation parameters and recommended a target bonus of 100% of Mr. Boucher’s base salary pro-rated for the part of the year that he would be employed. Given that he was not hired until midway through fiscal year 2013 and had no input as to strategy or in setting objectives for the year, the Compensation Committee awarded Mr. Boucher a bonus, part of which was guaranteed in his offer letter, and part of which it felt was appropriate given his performance and contributions to the Company during the portion of fiscal year 2013 that he was with the Company. Therefore, no quantifiable performance targets were used to determine the bonus for fiscal 2013.

The Company confirms that in future filings of Schedule 14A or other documents requiring such disclosure, it will disclose the performance targets and actual results of quantified performance targets used to determine bonus payouts for prior periods.

Fiscal Relationships and Related Party Transactions, page 39

Comment 15. We note your statement that there were no “related-party transactions” in fiscal 2013. However, we also note your disclosure on page 18 of your Form 10-K that “[o]n March 12, 2013, stockholders of the Company approved the sale of 7,500,000 shares of newly issued common stock to Steel Partners Holdings L.P. (“Steel Partners”) at a price of $4.00 per share, resulting in aggregate proceeds of $30.0 million before transaction costs.” Since it appears that Steel Holdings was a greater than 5% shareholder at the time of such transaction, please revise your disclosure to reflect such sale, or advise us as to why such sale was not a related party transaction. Please see Item 404 of Regulation S-K.

Response: We applied significant due care to review any operating transactions with Steel Partner Holdings L.P. and determined that there were no related-party transactions of an operational nature. However, as Steel Partners Holdings L.P. was a 5% shareholder at the time of the 2013 issuance to them of 7,500,000 additional shares, this was a related-party transaction and should have been identified as such in the Company’s Proxy Statement. The Company notes that while the issuance of common stock to Steel Partners was not identified as a related party transaction in our 2013 Proxy Statement, it was nonetheless duly reviewed and approved prior to completing the transaction, in accordance with its policy on related-party transactions In addition, the transaction was disclosed in the Company’s prior filings, including the Company’s Current Report on Form 8-K filed with the Commission on February 13, 2013, and was approved by the stockholders of the Company at the Company’s annual meeting on March 12, 2013. The Company will disclose related- party transactions in its future filings in accordance with Item 404 of Regulation S-K.

If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Steven G. Crane, Chief Financial Officer at (781) 663-5121.

Very truly yours,

/s/ John J. Boucher
John J. Boucher President and Chief Executive Officer

Distribution:

William H. Thompson

Yolanda Guobadia

Liz Walsh

Lisa Kohl